Exhibit 99.5

The Company participates in an investors conference

Date of events: 2014/09/03

Contents:

1.	Date of the investor conference: 2014/09/11

2.	Time of the investor conference: 9:00AM

3.	Location of the investor conference: Taipei

4.	Brief information disclosed in the investor conference: The conference will be held by Credit Suisse

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7.	Any other matters that need to be specified: None